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                 Filed by Regent Group, Inc. and Playa Minerals and Energy, Inc.
                                pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934


                                   Regent Group, Inc. Commission File No: 0-3338
                                       Subject Companies: Regent Group, Inc. and
                                                 Playa Minerals and Energy, Inc.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY REGENT GROUP, INC. ON JULY 18, 2000.

        Regent Group, Inc.'s Merger with Playa Minerals and Energy, Inc.
              Will Form Company with Significant Oil and Gas Assets


Rye, NY, July 18, 2000, Regent Group, Inc. (OTCBB:RGII) today stated that the company to be formed as a result of the previously announced merger of Regent Group, Inc. ("Regent") and Playa Minerals and Energy, Inc. ("Playa"), will be a strong well positioned company operating within the oil and gas arena. The surviving entity is to be renamed Magna Resources, Inc.

The merged entity intends to focus on developing proven oil and gas reserves in the Gulf Coast, in the Gulf of Mexico and the New Mexico San Juan Basin. Its strategy will be to continue Playa's current approach of purchasing producing assets at a discount to reserve value, increasing production and production hedging utilizing price floors.

Playa Minerals and Energy, Inc. for its fiscal year ended December 31, 1999 generated audited net income of $1.92 million. It is projected that the combined companies will earn $.48 and $1.42 per fully diluted common share in 2000 and 2001 respectively based on known proven reserves established by third party engineers and there being 12.5 million shares outstanding and having cash flow of $1.46 and $3.49 per share in 2000 and 2001 respectively. Of the 12.5 million shares to be outstanding after the merger, the current Regent Group, Inc. shareholders will own 1,000,000 shares. Regent Group, Inc. shareholders will be asked to approve a reverse split at a special meeting being called to achieve this desired number of shares outstanding. This number of shares will represent approximately 8% of the post merged entity.

Playa has properties to which third party engineers have appraised reserve values, based on FASB guidelines, of $172 million and has contracts to purchase additional properties with reserve values of $190 million. The present reserve value of the Playa's producing assets and its anticipated purchases is $250 million discounted net, or approximately $20 per post merger common share outstanding, while post merger net reserve value per share is projected to be $15.78. The oil and gas prices used in these projections were $18.30 for a barrel of oil and $2.80 per Mcf.

Robert Long, Chairman, Regent Group, Inc. stated "Regent is extremely happy to be merging with such a strong and aggressively managed company as Playa. We believe the oil and gas industry will remain healthy with favorable demand and supply characteristics and thus a good time to consummate a merger with a player in the industry like Playa. Playa has spent three years buying distressed oil and gas assets, hedged its downside while allowing for price benefits on the upside. We expect the merged entity to be profitable, cash flow positive and importantly, predictable."

Statements in this press release concerning the future business, operating results, and financial condition of Regent are "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on Management's current expectations and are subject to a number of factors and uncertainties, including Regent's ability to consummate the merger
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with Playa, Playa's ability to complete its pending reserve acquisitions, the combined companies' ability to achieve projected earnings and cash flow, the cost of development of oil and gas reserves, the inherent uncertainty of estimated valuations of oil and gas reserves, the future market prices for oil and natural gas and other risks and uncertainties identified in Regent's reports filed under the Securities Exchange Act of 1934, as amended. Information contained in these forward-looking statements is inherently uncertain and actual performance and results may differ materially.

Investors and security holders are advised to read the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. Regent and Playa will file the joint proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Regent and Playa with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Regent) may also be obtained for free from Regent by directing such request to: Regent Group, Inc., 720 Milton Road, #J3, Rye, New York 10580 Attention: Anthony C. Vickerson, Chief Operating Officer; telephone:
(914) 921-3447; e-mail: automan@westnet.com. The joint proxy statement/prospectus and such other documents (relating to Playa) may also be obtained for free from Playa by directing such request to: Playa Minerals & Energy, Inc., 650 N. Sam Houston Parkway East, Suite 500, Houston, Texas 77060
Attention: John N. Ehrman, President; telephone (281) 931-3800; e-mail: playa@pdq.net.

For More Information, please call Robert Long, Chairman, Regent Group, Inc. at 845-266-4858.